SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of December 2002

                          (Commission File No. 1-14728)

                                 Lan Chile S.A.
                  (Translation of registrant's name in English)

                        Avenida Americo Vespucio Sur 901
                                     Renca,
                                 Santiago, Chile
                    (Address of Principal Executive Offices)


    (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                               Form 20-F  X  Form 40-F
                                         ---          ---

        (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.)

                               Yes       No  X
                                  ---       ---

FOR IMMEDIATE RELEASE

CONTACTS IN CHILE                        CONTACTS IN NEW YORK
-----------------                        --------------------
Alejandro de la Fuente -                 Maria Barona, mbarona@i-advize.com
Chief Financial Officer                  Blanca Hirani, bhirani@i-advize.com
Andres Bianchi - abianchiu@lanchile.cl   i-advize Corporate Communications, Inc.
LanChile S.A.                            Tel: (212) 406-3690
Tel: (56) (2) 565-2538 / 6812

                LANCHILE S.A. AUTHORIZES PAYMENT OF CASH DIVIDEND
--------------------------------------------------------------------------------

Santiago, Chile, December 30, 2002- Lan Chile S.A., ("LanChile" or "the Company") (NYSE: LFL) Chile's largest domestic and international airline, announces that at an Ordinary Board of Directors' Meeting held on December 26, 2002, the Board authorized payment of a provisionary cash dividend to be charged to the corresponding 2002 earnings in the amount of US$ 0.02809 per common share (one American Depositary Share represents 5 common shares) to all registered shareholders at the close of business on January 10, 2003. The dividend will be paid on January 16, 2002.

                                      *****

Lan Chile S.A. is the largest domestic and international passenger/cargo air carrier in Chile and one of the leading airlines in Latin America. Together with its code-share arrangements and affiliated airlines, the Company serves 15 destinations in Chile, eight destinations in Peru, 17 destinations in Latin America, 25 in North America, eight destinations in Europe and four in the South Pacific. Currently, the Company operates 42 passenger aircraft and 10 cargo freighters. LanChile is a member of oneworld (TM), the most international of the global airline alliances. It has bilateral commercial agreements with oneworld partners American Airlines, British Airways, Iberia and Qantas and also with Alaska Airlines, AeroMexico, TAM and Varig.

For more information visit www.lanchile.com or www.oneworldalliance.com.

                                    SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Date:  December 30, 2002



                                  Lan Chile S.A.

                                  /s/ Alejandro de la Fuente Goic
                                  -------------------------------
                                  By: Alejandro de la Fuente Goic
                                        Chief Financial Officer